PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

05012946

22nd November 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press releases dated 22nd November 2005:

"Drilling Update - Mauritania Labeidna-1 Well"."
"Zamzama gas field - Pakistan."

Yours faithfully

Stephen Huddle

Stephen Huddle
Company Secretary

Enc

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier")

Mauritania Drilling Update

Premier reports the following in relation to its operations in PSC Area B offshore Mauritania.

The *'Stena Tay'* drill rig finished wireline log acquisition on Labeidna-1 exploration well, including the recovery of oil and rock samples to surface. The well was plugged and abandoned as planned. The *'Stena Tay'* drill rig was released on 20 November 2005 to drill a well for another operator.

Preliminary evaluation of the data acquired in Labeidna-1 indicates that the well intersected a gross oil bearing interval of 116 metres, comprising a series of thin but high quality sands interbedded with claystones. Interpretation of image logs and magnetic resonance logs and other analytical work is continuing to quantify the total net pay thickness. These results will be incorporated into an assessment of the commercial potential of the Labeidna accumulation.

Simon Lockett, Chief Executive, commented:

"An oil discovery within tie-back distance to the Chinguetti field is a positive result. Work is proceeding towards a decision on the next steps to determine if commerciality can be achieved."

22nd November 2005

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR **Tel: 020 7743 6673**
James Henderson

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia and Pakistan and an oil development in Mauritania. Exploration and appraisal is ongoing in the UK, South and South East Asia and Africa.

The 2005 drilling programme of approximately 12 wells is well progressed. Prior to the Labeidna-1 well, three successful wells have been completed earlier this year; the first, a flow test on an appraisal well on the Tiof field in Mauritania; the second, a discovery and flow test from the Al Amir-1 exploration well in Egypt; and the third, a discovery and appraisal at the Tevet-2 well in Mauritania. Further wells are planned to be drilled in the remainder of 2005 and in the first half of 2006 in Mauritania, Egypt, Indonesia, Guinea Bissau, Vietnam and the UK.

The current partners and interests in PSC A and PSC B in Mauritania are:

Company	PSC A	PSC B	Chinguetti Exploitation Perimeter[1]
	%	%	%
Woodside	53.846	53.846	47.384
BG Group	13.084	11.630	10.234
Hardman Resources	24.300	21.600	19.008
Fusion Mauritania A[3]	4.615	-	-
Premier	-	9.231	8.123
ROC Oil	4.155	3.693	3.250
Groupe Projet Chinguetti[2]	-	-	12.000

[1] The Chinguetti Exploitation Perimeter was granted in May 2004 under the terms of the Production Sharing Contract for Area B (PSC B) and contains the Chinguetti oil development. The Government of Mauritania exercised its right to participate in this area effective from 9 November 2004 and retains the right to participate in new developments outside this area.

[2] Group Projet Chinguetti is an entity set up to represent the interests of the Mauritanian Government in the Chinguetti oil development.

[3] Premier will take up 100% ownership of Fusion Mauritania A (currently owned by Sterling Energy and Premier) on completion of the transaction announced on 28 May 2003.

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier")

Premier to Proceed with Phase-2 of Zamzama Gas Field Development

Premier is pleased to announce today the approval of the Phase-2 development of the Zamzama gas field in Pakistan. This follows the signing of separate agreements between the Zamzama Joint Venture Partnership, the Government of Pakistan and the Sui Southern Gas Company Limited.

The Zamzama Phase-2 development, operated by BHP Billiton, is scheduled for completion in the third quarter of 2007 and will increase plant production capacity by another 50% to a total of 450 million cubic feet of gas per day. Total capital costs for the project is estimated at US$120 million (Premier share US$ 11.3 million).

The Zamzama Phase-2 development represents accelerated commercialisation of additional gas reserves confirmed as a result of successful field appraisal. The current field reserves are estimated at 2.3 trillion cubic feet of gas, making Zamzama the fourth largest gas field in Pakistan. Gas production from the Zamzama field commenced in March 2001 through an early production system. This was followed by the full field development coming on line in July 2003. Zamzama currently supplies on average 270 million cubic feet of gas per day to its customers, the Sui Southern Gas Company and Sui Northern Gas Pipelines Limited.

A new 40 kilometre pipeline will also be installed which will allow the transportation of condensate produced at the Zamzama field for direct injection into the Karachi-Multan crude oil pipeline to PARCO refinery, thereby reducing reliance on the current mode of road transport. At the completion of Phase-2 development, the condensate production from Zamzama field will reach approximately 3,000 barrels per day.

Simon Lockett, Chief Executive of Premier, said:

"This development will result in an increase in Premier's production by around 2,500 barrels of oil equivalent per day and marks a milestone in the progress of Premier's long term business in Pakistan. Gas commercialisation projects in Premier's other fields in Pakistan, Bhit, Qadirpur and Kadanwari, are being actively pursued."

22 November 2005

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR **Tel: 020 7743 6673**
James Henderson

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia and Pakistan and an oil development in Mauritania. Exploration and appraisal is ongoing in the UK, South and South East Asia and Africa.

The 2005 drilling programme of approximately 12 wells is well progressed. Prior to the Labeidna-1 well, three successful wells have been completed earlier this year; the first, a flow test on an appraisal well on the Tiof field in Mauritania; the second, a discovery and flow test from the Al Amir-1 exploration well in Egypt; and the third, a discovery and appraisal at the Tevet-2 well in Mauritania. Further wells are planned to be drilled in the remainder of 2005 and in the first half of 2006 in Mauritania, Egypt, Indonesia, Guinea Bissau, Vietnam and the UK.

The current partners and interests in the Zamzama field are:

	Zamzama Field
BHP Petroleum (Pakistan) Pty Ltd (Operator)	38.50%
Government Holdings (Private) Ltd	25.00%
PKP Exploration Ltd*	18.75%
Eni	17.75%

* PKP Exploration Ltd is 100% owned by Premier-KUFPEC Pakistan B.V. Premier and KUFPEC each hold 50% of Premier-KUFPEC Pakistan B.V. Premier's effective interest in Zamzama is 9.375%.